SEC 1473 (7-97)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

Form 3			OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response

(Print or Type Responses)
1 .Name and Address of Reporting Person* LAWNDALE CAPITAL MANAGEMENT, LLC ANDREW E. SHAPIRO	2. Date of Event Requiring Statement (Month/Day/Year) 1-28-2002 _________________________ 3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol EARL SCHEIB, INC. (ESH)
(Last) (First) (Middle) One Sansome St., Suite 3900	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director XX 10% Owner ______Officer (give ______Other (specify title below) below) ____________________________	6. If Amendment, Date of Original (month/Day/Year)
(Street) San Francisco, CA 94104		7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person XX Form filed by More than One Reporting Person
(City) (State) (Zip)
Table I Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
COMMON STOCK	496,300	I	As General Partner of and Investment Adviser to Limited Partnerships and as Manager of the General Partner and Investment Adviser

Table II Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Inst. 5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

Filed on behalf of Lawndale Capital Management, LLC and its Manager, Andrew E. Shapiro

The reporting persons disclaim membership in a group with any other person within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act.

These securities are owned by investment limited partnerships, of which Lawndale Capital Management, LLC is the general partner and investment adviser. Each reporting person has only a pro rata interest in the securities with respect to which indirect beneficial ownership is reported and disclaims beneficial ownership in such securities except to the extent of such reporting person's pecuniary interest.

LAWNDALE CAPITAL MANAGEMENT, LLC

By ANDREW E. SHAPIRO, MANAGER 2-5-2002

ANDREW E. SHAPIRO 2-5-2002

**Signature of Reporting Person Date

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 76 for procedure.